UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-268454) of China Natural Resources, Inc. (the “Company”), and the related prospectuses, as such registration statement and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)       Unaudited Financial Statements:

-	Condensed Consolidated Statements of Profit or Loss (Unaudited) for the Six Months Ended June 30, 2025 and 2024

-	Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the Six Months Ended June 30, 2025 and 2024

-	Condensed Consolidated Statements of Financial Position as of June 30, 2025 (Unaudited) and December 31, 2024

-	Condensed Consolidated Statements of Changes in Equity (Unaudited) for the Six Months Ended June 30, 2025 and 2024

-	Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2025 and 2024

-	Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)       Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment Agreement to Sale and Purchase Agreement for William Minerals

On December 31, 2025, the Company entered into an amendment agreement (the “Amendment Agreement III”) to further amend the sale and purchase agreement dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang (the “SPA”) with the parties thereto, which was first amended by an amendment agreement dated December 22, 2023 (the “Amendment Agreement”). The SPA was originally entered into for the purposes of acquiring 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the SPA, including but not limited to obtaining requisite governmental approvals, the parties first entered into the Amendment Agreement to extend the long stop date for closing the Acquisition (the “Long Stop Date”) from December 31, 2023 to December 31, 2024; entered into the Amendment Agreement II on December 31, 2024 to extend the Long Stop Date from December 31, 2024 to December 31, 2025; and entered into the Amendment Agreement III on December 31, 2025 to further extend the Long Stop Date from December 31, 2025 to December 31, 2026.

The description of the Amendment Agreement III herein is qualified in its entirety by reference to the Amendment Agreement III to Sale and Purchase Agreement dated as of December 31, 2025 by and among the Company, the Sellers and the respective beneficial owner of the Sellers, which is filed as Exhibit 99.1 to this Form 6-K.

Press Release

On December 31, 2025, the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated December 31, 2025.
99.1	Amendment Agreement III dated December 31, 2025 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 31, 2025	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

CHINA NATURAL RESOURCES, INC.

F-1

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Amounts in thousands, except share and per share data)

		Six Months Ended June 30,
		2024	2025	2025
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)
OPERATIONS
Administrative expenses		(3,996)	(3,141)	(438)
Other income		—	—	—
Fair value gain on financial instruments	4	3,862	1,875	261
Finance costs		(30)	(9)	(1)
Finance income		42	1	—

LOSS BEFORE INCOME TAX	4	(122)	(1,274)	(178)

Income tax expense	5	—	—	—

LOSS FOR THE PERIOD		(122)	(1,274)	(178)

ATTRIBUTABLE TO:
Owners of the Company		(122)	(1,274)	(178)
Non-controlling interests		—	—	—

LOSS FOR THE PERIOD		(122)	(1,274)	(178)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
- Basic and diluted	6	(0.10)	(1.01)	(0.14)

F-2

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Amounts in thousands)

	Six Months Ended June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

LOSS FOR THE PERIOD	(122)	(1,274)	(178)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	3,991	3,085	430
Other comprehensive income/ (loss) that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	4,358	(3,379)	(471)

Total other comprehensive income/ (loss) for the period, net of tax	8,349	(294)	(41)

TOTAL COMPREHENSIVE INCOME/ (LOSS) FOR THE PERIOD	8,227	(1,568)	(219)

Attributable to:
Owners of the Company	8,227	(1,568)	(219)
Non-controlling interests	—	—	—

F-3

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

(Amounts in thousands)

		December 31,	June 30,
		2024	2025	2025
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	7	49	47	7
Other non-current assets	8	256,484	249,440	34,777

TOTAL NON-CURRENT ASSETS		256,533	249,487	34,784

CURRENT ASSETS
Prepayments	9	1,242	1,243	173
Other receivables	10	32	49	7
Cash and cash equivalents	11	3,082	727	101

TOTAL CURRENT ASSETS		4,356	2,019	281

TOTAL ASSETS		260,889	251,506	35,065

F-4

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

(Amounts in thousands)

		December 31,	June 30,
		2024	2025	2025
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		280	280	39
Other payables and accruals	12	3,536	1,625	227
Derivative financial liabilities	13	2,138	236	33
Due to related companies	16	11,361	11,563	1,612

TOTAL CURRENT LIABILITIES		17,315	13,704	1,911

NON-CURRENT LIABILITIES
Other payables	14	76,945	75,947	10,589
Due to the Shareholder		78,567	75,361	10,507

TOTAL NON-CURRENT LIABILITIES		155,512	151,308	21,096

TOTAL LIABILITIES		172,827	165,012	23,006

EQUITY
Issued capital	15	450,782	450,782	62,849
Other capital reserves	15	772,465	772,465	107,698
Accumulated losses		(1,126,011)	(1,127,285)	(157,168)
Other comprehensive losses		(9,174)	(9,468)	(1,320)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		88,062	86,494	12,059
NON-CONTROLLING INTERESTS		—	—	—

TOTAL EQUITY		88,062	86,494	12,059

TOTAL LIABILITIES AND EQUITY		260,889	251,506	35,065

F-5

CHINA NATURAL RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Amounts in thousands)

Attributable to Owners of the Company

	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY

Balance as of January 1, 2024	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995
Loss for the period	—	—	(122)	—	(122)	—	(122)
Foreign currency translation adjustments	—	—	—	8,349	8,349	—	8,349

Total comprehensive (loss)/income	—	—	(122)	8,349	8,227	—	8,227

Issue of shares	—	11,511	—	—	11,511	—	11,511
Share-based payments	—	588	—	—	588	—	588

Balance as of June 30, 2024	450,782	770,874	(1,122,973)	(2,362)	96,321	—	96,321

Balance as of January 1, 2025	450,782	772,465	(1,126,011)	(9,174)	88,062	—	88,062
Loss for the period	—	—	(1,274)	—	(1,274)	—	(1,274)
Foreign currency translation adjustments	—	—	—	(294)	(294)	—	(294)

Total comprehensive (loss)/income	—	—	(1,274)	(294)	(1,568)	—	(1,568)

Balance as of June 30, 2025	450,782	772,465	(1,127,285)	(9,468)	86,494	—	86,494
Balance as of June 30, 2025 (US$)	62,849	107,698	(157,168)	(1,320)	12,059	—	12,059

F-6

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Amounts in thousands)

		Six Months Ended June 30,
		2024	2025	2025
		CNY	CNY	US$
	Note	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES		(11,846)	(4,166)	(581)

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(4)	—	—
Expenditures on mine development		—	—	—

Net cash flows used in investing activities		(4)	—	—

FINANCING ACTIVITIES
Proceeds from issuance of shares		20,429	—	—
Repayments of bank loans		—	—	—
Advances from related companies		60	3,970	554
Repayments to the Shareholder		(4,653)	(1,840)	(257)
Payment of principal portion of lease liabilities		—	—	—
Payment of interest expenses of lease liabilities		—	—	—
Interest paid		—	—	—

Net cash flows from financing activities		15,836	2,130	297

NET INCREASE IN CASH AND CASH EQUIVALENTS		3,986	(2,036)	(284)

NET FOREIGN EXCHANGE DIFFERENCE		40	(319)	(45)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		4,753	3,082	430

CASH AND CASH EQUIVALENTS AT END OF PERIOD	11	8,779	727	101

F-7

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining and wastewater treatment businesses in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

2.1	BASIS OF PRESENTATION

The interim condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

As of June 30, 2025, the Group had net current liabilities of CNY11,685 (US$1,630). In view of the circumstance, the directors have given consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. The Group has obtained letters from each of Feishang Group and Feishang Enterprise Group Company Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. Feishang Enterprise’s letter also states that it will pay debts on behalf of the Group when needed. Accordingly, in the opinion of the directors, it is appropriate for the financial statements to be prepared on a going concern basis, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements, and should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Group’s annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests. The Company’s subsidiaries as of June 30, 2025 are as described in the 2024 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY7.1725 as quoted by www.ofx.com as of June 30, 2025, except as otherwise disclosed. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

F-8

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group's consolidated financial statements for the period ended June 30, 2025. except for the adoption of the following amended international Financial Reporting Standards (“IFRSs") for the first time for the current period's financial information.

Amendments to IAS 21	Lack of Exchangeability

The nature and impact of the revised IFRSs that are applicable to the Group are described below:

(a)	Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. Earlier application is permitted. When applying the amendments, an entity cannot restate comparative information. Any cumulative effect of initially applying the amendments shall be recognized as an adjustment to the opening balance of retained profits or to the cumulative amount of translation differences accumulated in a separate component of equity, where appropriate, at the date of initial application. The amendments were not expected to have any significant impact on the Group’s financial statement.

F-9

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Group’s management and the Company’s Board of Directors for the purpose of resource allocation and performance assessment.

Management assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment is consistent with that applied in these financial statements.

Deferred tax assets, income tax payable and deferred tax liabilities are excluded from segment assets and segment liabilities. The Group had neither sale of products nor provisions of services between the operating segments.

As of December 31, 2024 and June 30, 2025, the Group only operates in one operating segment: exploration and mining, which consists of the exploration for lead, silver, lithium and other metals. Segment performance is evaluated based on reportable segment profit / (loss), which is a measure of adjusted profit / (loss) before income tax.

For the six months ended June 30, 2024, the segment results were as follows:

	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY

Other items
Depreciation of property, plant and equipment	(2)	—	(2)
Depreciation of right of use assets	—	(356)	(356)
Fair value gain on financial instruments	—	3,862	3,862
Finance costs	(1)	(29)	(30)
Finance income	2	40	42
(Loss)/ gain for the period	(548)	426	(122)

For the six months ended June 30, 2025, the segment results were as follows:

	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY

Other items
Depreciation of property, plant and equipment	(2)	—	(2)
Fair value gain on financial instruments	—	1,875	1,875
Finance costs	(1)	(8)	(9)
Loss for the period	(408)	(866)	(1,274)

F-10

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2025, the segment results were as follows: (continued)

	Exploration and mining	Corporate activities	Total
	US$	US$	US$

Other items
Depreciation of property, plant and equipment	—	—	—
Fair value gain on financial instruments	—	261	261
Finance costs	—	(1)	(1)
Loss for the period	(57)	(121)	(178)

The reconciliation of segment assets to total assets is as follows:

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$

Segment assets:
Exploration and mining	259,091	251,074	35,005
Corporate activities	1,798	432	60
Total assets	260,889	251,506	35,065

The reconciliation of segment liabilities to total liabilities is as follows:

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$

Segment liabilities:
Exploration and mining	162,039	147,261	20,531
Corporate activities	10,788	17,751	2,475
Total liabilities	172,827	165,012	23,006

The reconciliation from loss for the period net loss is as follows:

	June 30,
	2024	2025	2025
	CNY	CNY	US$

Net loss (including non-controlling interests)	(122)	(1,274)	(178)

F-11

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

4.	LOSS BEFORE INCOME TAX

The Group’s loss before income tax is arrived at after (crediting)/charging:

	Six months ended June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Crediting:
Finance income	(42)	(1)	—

Depreciation:
- Property, plant and equipment	2	2	—
- Right-of-use assets	356	—	—
Expense relating to short-term leases	97	83	12
Fair value gain on financial instruments:
- Derivative financial liabilities	(3,862)	(1,875)	(261)
Finance costs	30	9	1

F-12

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

5.	INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in mainland China. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the period ended June 30, 2024 and 2025. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the six months ended June 30, 2024 and 2025.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s mainland China subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

F-13

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

6.	LOSS PER SHARE

Basic loss per share is calculated by dividing the loss for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net loss per share for the six months ended June 30, 2024 and 2025 are as follows:

	Six months ended June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period attributable to owners of the Company	(122)	(1,274)	(178)

Weighted average number of ordinary shares for basic and diluted loss per share*	1,256,388	1,256,388	1,256,388

Loss per share:
Basic and diluted *	(0.10)	(1.01)	(0.14)

For the period ended June 30, 2024 and 2025, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts for the periods presented.

* On June 13, 2025, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on an 8-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination.

7.	PROPERTY, PLANT AND EQUIPMENT

None of assets were disposed by the Group during the six months ended 30 June 2025 and 30 June 2024.

No impairment loss was recognized for the six months ended 30 June 2025 and 2024.

F-14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

8.	OTHER NON-CURRENT ASSETS

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Zimbabwe lithium deposits (i)	256,484	249,440	34,777

(i) On February 27, 2023, the Company entered into a sale and purchase agreement (the “SPA”) with Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the sellers, Mr. Li Feilie and Mr. Yao Yuguang, to acquire 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). Williams Minerals owns the mining permit for the Zimbabwean lithium mine. The consideration to be paid by the Company for the Acquisition will be calculated by multiplying the qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in the mine by independent technical reports by a unit price of US$500 per ton, less certain due diligence costs and expenses incurred by the Company for the issuance of the independent technical reports.

According to the SPA, the Company issued a US$24,500 promissory note (Promissory Note No. 1) and a US$10,500 promissory note to Feishang Group and Top Pacific (China) Limited respectively on April 14, 2023 to proceed with the acquisition. The Company recognized a liability due to shareholders amounted to US$24,500 and other payable amounted to US$10,500 respectively for the present obligations of these two promissory notes with corresponding non-current assets amounted to US$35,000. The Company obtained guarantee from Feishang Group and Top Pacific (China) Limited which would not demand to repay the balances due with them on or before July 1, 2027. The balances due to these two parties were reclassified as non-current liabilities thereon.

9.	PREPAYMENTS

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Prepayment to suppliers	1,042	1,042	145
Deferred expenses	200	201	28

Total	1,242	1,243	173

10.	OTHER RECEIVABLES

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial assets:
Deposits	—	46	7

Others	32	3	—

Total	32	49	7

F-15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

11.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2024 and June 30, 2025:

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Cash and cash equivalents
- Cash on hand	1	1	—
- Cash at bank	3,081	726	101

Total	3,082	727	101

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

CNY	1,469	556	78
US$	1,366	39	5
HK$	247	132	18

Total	3,082	727	101

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

12.	OTHER PAYABLES AND ACCRUALS

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial liabilities
Accrued expenses	1,910	1,025	143
Accrued payroll	189	270	38
Transaction deposit of mining right acquisition (Note 8 (i))	76,945	75,947	10,589
Others	1,437	330	46
Other payables (financial liabilities)	78,571	76,547	10,673

Total	80,481	77,572	10,816

Analyzed into:
Current portion	3,536	1,625	227
Non-current portion (Note 8 (i))	76,945	75,947	10,589
Others payables (non-financial liabilities)	80,481	77,572	10,816

F-16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2024 and June 30, 2025:

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Debt instruments at amortized cost:
Financial assets included in other Receivables	15	46	7

Total	15	46	7

Total Current	15	46	7
Total Non-current	—	—	—

(b)	Financial liabilities

Set out below, is an overview of financial liabilities of the Group as of December 31, 2024 and June 30, 2025:

	December 31,	June 30
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Derivatives not designated as hedging instruments:
Derivative financial liabilities (Note 14)	2,138	236	33
Financial liabilities at amortized cost:
Trade payables	280	280	39
Financial liabilities in other payables and accruals	1,910	1,025	143
Due to related companies	11,361	11,563	1,612
Due to the Shareholder	78,567	75,361	10,507

Total	94,256	88,465	12,334

Total current	15,689	13,104	1,827
Total non-current	78,567	75,361	10,507

(c)	Fair value

There are no financial assets measured at fair value as of December 31, 2024 and June 30,2025.

F-17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash and cash equivalents, trade and bills receivable, other receivables, contract assets, derivative financial liabilities, trade payables, other payables, dividends payable, amounts due to related companies, amounts due to the Shareholder, lease liabilities and interest-bearing loans and borrowings.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial liabilities for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)	Credit risk

Management has a credit policy in place and the exposures to credit risk are monitored on an ongoing basis. Debts are usually due within 30 to 90 days from the date of billing.

Management groups financial instruments based on shared credit risk characteristics, such as instrument type and credit risk ratings for the purpose of determining significant increase in credit risk and calculation of impairment. The carrying amount of each financial asset in the condensed interim consolidated statement of financial position represents the Group’s maximum exposure to credit risk in relation to its financial assets.

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- significant financial difficulty of the debtor

- a breach of contract such as a default or past due event; or

- it is probable that the debtor will enter bankruptcy or other financial reorganization.

To manage credit risk arising from trade receivables and contract assets, the credit quality of the debtors is assessed, taking into account their historical settlement records, past experience and other factors. The Group applies the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The ECLs also incorporated forward-looking information.

For financial assets assessed for impairment under the general approach, the Group established a policy to perform an assessment at the end of each reporting period of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 – When other receivables are first recognized, the Group recognized an allowance based on 12 months’ ECLs.

Stage 2 – When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 – Other receivables are considered credit-impaired. The Group records an allowance for the lifetime ECLs.

F-18

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)	Credit risk (continued)

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2024 and June 30, 2025.

The Group does not provide any guarantees that would expose the Group to credit risk. There are no further quantitative disclosures in respect of the Group’s exposure to credit risk arising from financial assets as of December 31, 2024 and June 30, 2025.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

(b)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in Note 11. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans.

CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of CNY into foreign currencies. The value of CNY is subject to changes in PRC government policies and to international economic and political developments affecting the supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

There is no significant exposure to foreign currency risk as of December 31, 2024 and June 30, 2025 for the Company.

(c)	Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

F-19

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, as well as adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2024 (Audited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	2,138	—	—	—	2,138
Trade payables	280	—	—	—	280
Financial liabilities in other payables and accruals	—	1,910	—	—	1,910
Due to related companies	—	11,361	—	—	11,361
Due to the Shareholder	—	—	78,567	—	78,567

Total	2,418	13,271	78,567	—	94,256

June 30, 2025 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	236	—	—	—	236
Trade payables	280	—	—	—	280
Financial liabilities in other payables and accruals	—	1,025	—	—	1,025
Due to related companies	—	11,563	—	—	11,563
Due to the Shareholder	—		75,361	—	75,361

Total	516	12,588	75,361	—	88,465

June 30, 2025 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Derivative financial liabilities	33	—	—	—	33
Trade payables	39	—	—	—	39
Financial liabilities in other payables and accruals	—	143	—	—	143
Due to related companies	—	1,612	—	—	1,612
Due to the Shareholder	—		10,507	—	10,507

Total	72	1,755	10,507	—	12,334

F-20

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15.	EQUITY

(a)	Issued capital

	December 31,	June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Preferred shares authorized: June 30, 2025: 10,000,000, (December 31, 2024: 10,000,000) preferred shares, no par value

Preferred shares issued and fully issued paid: June 30, 2025: Nil, (December 31, 2024: Nil) preferred shares, no par value	—	—	—

Common shares authorized: June 30, 2025: 200,000,000, (December 31, 2024: 200,000,000) common shares, no par value

Common shares issued and fully paid:
June 30, 2025: 1,256,388 *, (December 31, 2024: 9,865,767) common shares, no par value	450,782	450,782	62,849

	Number of shares	Share capital
		CNY	US$

As of January 1, 2024	8,377,897	450,782	62,849

Issue of shares	1,487,870	—	—

As of December 31, 2024 and January 1, 2025	9,865,767	450,782	62,849

Effect of Eight-to-One Share Combination *	(8,609,379)	—	—

As of June 30, 2025	1,256,388	450,782	62,849

F-21

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15.	EQUITY (CONTINUED)

* The numbers of common shares above are before giving effect to the Share Combination which became effective on June 13, 2025. On June 13, 2025, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on an 8-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination. All outstanding options, warrants and other rights to purchase the Company's common shares were adjusted proportionately as a result of the share combination.

(b)	Other capital reserve

Other capital reserves of the Company are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, the business combination and the deemed contribution from the Shareholder of the Company and related companies.

F-22

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the period:

(a)	Commercial transactions with related companies

		Six months ended June 30,
		2024	2025	2025
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”) (a)	(i)	234	353	49
Feishang Management's share of office rental to Feishang Enterprise (b)	(ii)	84	84	12

(i)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years from July 2018 to June 30, 2020, and extended it to June 30, 2025. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(ii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2024, which will expire on September 30, 2025.

(a)	Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

(b)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

F-23

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Balances with related companies

The Company’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,	June 30,
		2024	2025	2025
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

Current:
Payable to related companies:
Feishang Enterprise (b)	(i)	10,422	10,010	1,395
Anka Capital Limited (“Anka Capital”) (a)	(ii)	939	1,553	217
		11,361	11,563	1,612

Non-current:
Payable to the Shareholder:
Feishang Group (b)	(iii)	78,567	75,361	10,507

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise and its subsidiaries. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Feishang Group represents the net amount of advances from Feishang Group, which primarily comprises amounts arising from the matters described in Note 16(b), together with other advances. The balance is repayable in accordance with the terms described in Note 16(b).

(a)	Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

(b)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

F-24

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel of the Group

	Six months ended June 30,
	2024	2025	2025
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Wages, salaries and allowances	374	341	48
Housing subsidies	6	7	1
Contribution to pension plans	25	22	3

Total	405	370	52

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

17.	COMMITMENTS

At June 30, 2025 the Company had capital commitments of CNY2,432 (US$339) (December 31, 2024: CNY2,432) associated with mineral exploration for the Zimbabwean lithium mine. The corresponding capital expenditures will be paid along with the progress of the exploration works once the mine formally enters into the exploration phase.

18.	SUBSEQUENT EVENTS

The Company evaluated all events that occurred up to December 31, 2025 and determined that no events that would have required adjustment or disclosure in the condensed consolidated financial statements.

19.	APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These interim condensed consolidated financial statements were approved by the Board of Directors on December 31, 2025.

F-25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of China Natural Resources, Inc. (the “Company,” and together with its subsidiaries, the “Group”), its directors or its officers with respect to the applicability of US taxes to the Company, the availability of internally generated funds and funds for the payment of operating expenses, the sufficiency of working capital for present operations and over the next twelve months and access to capital, and its intent to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business of in the sale of PST Technology and Shanghai Onway specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives in non-natural resources sectors; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties regarding our ability to acquire a mining permit and to extract mineral reserves located in the Moruogu Tong Mine in an economically feasible manner; uncertainties related to our ability to fund operations and capital expenditures; uncertainties relating to the acquisition of Williams Minerals that were not discovered by us through our due diligence investigation; uncertainties related to the completion of the acquisition of Williams Minerals which is conditional upon satisfaction or waiver of various conditions; failure to complete the acquisition of Williams Minerals may have a material adverse effect on the Company’s business, financial condition and results of operations; uncertainties related to the realization of the anticipated benefits associated with it; the potential lack of appetite for the Company’s current holdings as consideration for a transaction; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of climate change on our operations and business; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States, the ability of the Public Company Accounting Oversight Board to inspect auditors located in the PRC and Hong Kong, the implementation by the U.S. Securities and Exchange Commission of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including without limitation the information set forth in our Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

ADMINISTRATIVE EXPENSES

Administrative expenses for the six months ended June 30, 2025 were CNY3.14 million (US$0.44 million), as compared to expenses of CNY4.00 million for the same period in 2024. The decrease was mainly due to the reduction of daily expenditure as the company adopted a stringent cost control policy.

FAIR VALUE GAIN ON FINANCIAL INSTRUMENTS, NET.

Fair value gain on financial instruments for the six months ended June 30, 2025 was CNY1.88 million (US$0.26 million), as compared to CNY3.86 million for the same period in 2024. The amount represented the fluctuation of fair values of the Company’s outstanding warrants.

1

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the British Virgin Islands (“BVI”), the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains.

The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the period ended June 30, 2024 and 2025. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the six months ended June 30, 2024 and 2025.

LOSS FOR THE PERIOD

As a result of the foregoing, our net loss increased by CNY1.15 million (US$0.16 million), from CNY0.12 million for the period ended June 30, 2024 to CNY1.27 million (US$0.18 million) for the period ended June 30, 2025.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, non-interest-bearing loans from the related parties, funds provided pursuant to the mutual cooperation agreement with Bayannaoer Jijincheng Mining Co., Ltd., and the issuance of shares and warrants in 2024. As the Wulatehouqi Moruogu Tong Mine ("Moruogu Tong Mine") is still in the pre-revenue exploration stage, the Company expects our operations to continue to be funded through internally generated cash reserves from prior years, non-interest-bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash used in operating activities for the six months ended June 30, 2025 was approximately CNY4.17 million (US$0.58 million), as compared to net cash outflows of CNY11.85 million for the corresponding period in 2024. The decrease of cash outflows was mainly due to payments in 2024 of professional fees accrued in prior years.

Net cash used in investing activities for the six months ended June 30, 2025 was Nil, as compared to CNY4,000 for the corresponding period in 2024.

Net cash from financing activities for the six months ended June 30, 2025 was CNY2.13 million (US$0.30 million), as compared to net cash inflows of CNY15.84 million for the corresponding period in 2024. The decrease of cash inflows from financing activities was mainly attributable to proceeds from the private placement in February 2024.

The following summarizes the Company's financial condition and liquidity at the dates indicated:

	December 31, 2024		June 30, 2025
	(Audited)		(Unaudited)
Current ratio	0.25	x	0.15	x
Working capital (CNY'000)	(12,959)		(11,685)

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

2